Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

January 4, 2017

American Airlines, Inc.

2017-1 EETC Investor Presentation

January 2017

Strictly Private and Confidential

Cautionary Statement Regarding Forward-Looking Statements and Information

This document includes forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the benefits of the merger transaction with U.S. Airways Group, Inc. (the “Merger”), including future financial and operating results, the Company’s plans, objectives, expectations and intentions, and other statements that are not historical facts , such as, without limitation, statements that discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the Merger; costs of ongoing data security compliance requirements and the impact of any significant data security breach; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other postretirement benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation on the airline industry; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental and noise regulation; the impact associated with climate change, including increased regulation to reduce emissions of greenhouse gases; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements, more stringent duty time regulations, increased flight hour requirements for commercial airline pilots and other factors that have caused a shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect on our financial position and liquidity of being party to or involved in litigation; an inability to use net operating losses carried over from prior taxable years (“NOL Carryforwards”); any impairment in the amount of the Company’s goodwill and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; the effects of the Company’s capital deployment program and the limitation, suspension or discontinuation of the Company’s share repurchase programs or dividend payments thereunder; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws that limit ownership and voting of its equity interests, including its common stock; the effect of limitations in the Company’s Restated Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (especially in Part II, Item 1A, Risk Factors and Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations) and in our other filings with the Securities and Exchange Commission, and other risks and uncertainties listed from time to time in the Company’s other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements other than as required by law.

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This Investor Presentation highlights basic information about the issuer and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC (“Credit Suisse”) toll-free at 1-800-221-1037, Citigroup Global Markets Inc., (“Citigroup”) toll-free at 1-800-831-9146 or Deutsche Bank Securities Inc. (“Deutsche Bank”) toll free at 1-800-503-4611. 3

Transaction Overview

American Airlines, Inc. (“American”) intends to issue $785,438,000 in aggregate face amount of Pass Through Certificates, Series 2017-1 (“American 2017-1”) in two classes: Class AA Certificates and Class A Certificates, collectively, the “Certificates” Class AA Certificates: $536,811,000 Class A Certificates: $248,627,000 The Equipment Notes underlying the Certificates will have the benefit of a security interest in 24 aircraft that are scheduled to be delivered to American between January and May 2017:

10x Airbus A321-231S aircraft

3x Boeing 737-800 aircraft

3x Boeing 787-8 aircraft

1x Boeing 787-9 aircraft

7x Embraer ERJ 175 LR aircraft

The Certificates offered in the Series 2017-1 transaction will include two amortizing tranches of debt:

Class AA senior tranche amortizing over 12.1 years with a 38.6% initial1/max loan-to-value ratio (“LTV”)

Class A subordinated tranche amortizing over 12.1 years with a 56.4% initial1/max LTV

American will retain the option to issue additional subordinated classes of certificates, including Class B Certificates, at any time in the future

The transaction’s legal structure will be largely consistent with American’s Series 2016-3 EETC

Standard cross-collateralization, cross-default and buy-out rights

Two tranches of cross-subordinated and cross-defaulted debt

18-month Liquidity Facility on Class AA and Class A Certificates

Waterfall with preferred junior interest

Depositary: Citibank, N.A.

Liquidity Facility Provider: Citibank, N.A.

Joint Structuring Agents and Lead Bookrunners: Credit Suisse, Citigroup and Deutsche Bank

1 Initial LTV calculated as of August 15, 2017, the first regular distribution date after all aircraft are scheduled to have been delivered.

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American 2017-1 EETC Structural Summary

Class AA Class A

Face Amount $536,811,000 $248,627,000

Expected Ratings (Moody’s / Fitch) Aa3 / AA A2 / A Initial LTV1 / Maximum LTV 38.6% 56.4% Initial Average Life 8.8 years 8.8 years

Regular Distribution Dates February 15 & August 15 February 15 & August 15

Final Expected Distribution Date2 February 15, 2029 February 15, 2029

Final Legal Distribution Date3 August 15, 2030 August 15, 2030

Section 1110 Protection Yes Yes

Liquidity Facility 18 months 18 months

Proceeds from the issuance will be held in escrow with the Depositary and withdrawn to

Depositary purchase Equipment Notes as the aircraft are financed

1 Initial LTV calculated as of August 15, 2017, the first regular distribution date after all aircraft are scheduled to have been delivered.

2 Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates.

3 The Final Legal Distribution date for each of the Class AA Certificates and Class A Certificates is the date that is 18 months after the final expected Regular Distribution Date for that class of

Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments. 5

Key Structural Elements

Two Classes of Certificates Offered

Two tranches of amortizing debt, each of which will benefit from a liquidity facility covering three semi-annual interest payments

Waterfall

Interest on Eligible Pool Balance of the Class A Certificates is paid ahead of principal on the Class AA Certificates

Buyout Rights

After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest

No buyout right during the 60-day Section 1110 period

No Equipment Note buyout rights

Cross-Collateralization and Cross-Default

The equipment notes will be cross-collateralized by all aircraft

All indentures will include cross-default provisions

Threshold Rating Criteria for Liquidity Provider and Depositary

Downgrade drawing mechanics consistent with recent EETCs issued by American

Collateral

Strategically core aircraft types representative of American’s go-forward, long-haul and short-haul fleet strategy

Aircraft scheduled to be delivered new to American between January and May 2017

Additional Certificates

American has the right to issue additional subordinated classes of Certificates on or following the date of issuance of the Class AA and Class A Certificates

Existing Market Precedents American Airlines 2016-2 EETC1 American Airlines 2016-3 EETC2 American Airlines 2017-1 EETC Class AA Initial Principal Amount $567,360,000 $557,654,000 $536,811,000 Equipment Note Advance 38.0% 38.1% 38.0% Initial3 / Max LTV 38.6% / 38.6% 38.7% / 38.7% 38.6% / 38.6% Maturity / Average Life (yrs) 12.1 / 9.1 12.0 / 8.8 12.1 / 8.8 Initial Rating (M/S/F) Aa3 / AA / NR Aa3 / AA+ / NR [Aa3] / NR / [AA] Notches Above Corporate +9 / +10 / — +9 / +11 / — +9 / — / +10 Current Rating (M/S/F)4 Aa3 / AA+ / NR Aa3 / AA+ / NR [] / [] / [] Coupon 3.200% 3.000% []% Class A Initial Principal Amount $261,284,000 $256,143,000 $248,627,000 Equipment Note Advance 55.5% 55.6% 55.6% Initial3 / Max LTV 56.4% / 56.4% 56.4% / 56.4% 56.4% / 56.4% Maturity / Average Life (yrs) 12.1 / 9.1 12.0 / 8.8 12.1 / 8.8 Initial Rating (M/S/F) A2 / A / NR A2 / A+ / NR [A2] / NR / [A] Notches Above Corporate +7 / +7 / — +7 / +8 / — +7 / — / +7 Current Rating (M/S/F)4 A2 / A / NR A2 / A+ / NR [] / [] / [] Coupon 3.650% 3.250% []% Collateral 22x 2015-2016 vintage aircraft: 25x 2016-2017 vintage aircraft: 24x 2017 vintage aircraft: • 11 x A321-231S • 5 x A321-231S • 10 x A321-231S • 7 x 737-800 • 8 x 737-800 • 3 x 737-800 • 2 x 777-300ER • 4 x 787-9 • 3 x 787-8 • 2 x 787-8 • 8 x ERJ 175 LR • 1 x 787-9 • 7 x ERJ 175 LR Body Type Mix 62.7% N / 37.3% W 45.3% N / 38.5% W / 16.2% R 49.5% N / 35.7% W / 14.8% R New / In-service Mix5 68.5% New / 31.5% in-service 93.5% New / 6.5% in-service 100% New Initial Weighted Average Pool Age 0.1 years 0.0 years 0.0 years 1 American Airlines 2016-2 Prospectus Supplement. 2 American Airlines 2016-3 Prospectus Supplement. 3 Initial LTV measured as of first payment date following the expected delivery of all aircraft into the respective transaction. 4 As of December 27, 2016. 5 As of respective transaction launch date. 7 6 4

II. The Aircraft

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Attractive Aircraft Pool • American has obtained Base Value Desktop Appraisals from three appraisers (AISI, BK, and mba) • Aggregate aircraft appraised value of approximately $1,413 million • Appraisals indicate collateral cushions as of the first regular distribution date of 61.4% and 43.6% on the Class AA and Class A Certificates, respectively, which are expected to increase over time Aircraft Number Aircraft Type Registration Number MSN Body Type Delivery Date Appraised Value1 ($MM) 1 A321-231S N997AA 7349 Narrow Jan-17 $55.1 2 A321-231S N998AN 7509 Narrow Jan-17 55.1 3 A321-231S N930AU 7539 Narrow Feb-17 55.2 4 A321-231S N931AM 7541 Narrow Feb-17 55.2 5 A321-231S N932AM 7419 Narrow Mar-17 55.2 6 A321-231S N933AM 7564 Narrow Mar-17 55.2 7 A321-231S N900UW 7617 Narrow Apr-17 55.3 8 A321-231S N901AA 7636 Narrow Apr-17 55.3 9 A321-231S N934AA 7500 Narrow Apr-17 55.3 10 A321-231S N903AA 7566 Narrow May-17 55.4 11 B737-800 N316PF 31262 Narrow Mar-17 48.9 12 B737-800 N317PG 33344 Narrow Apr-17 49.0 13 B737-800 N335PH 31265 Narrow May-17 49.1 14 B787-8 N817AN 40635 Wide Feb-17 120.8 15 B787-8 N818AL 40636 Wide Mar-17 120.9 16 B787-8 N819AN 40637 Wide Apr-17 121.1 17 B787-9 N825AA 40644 Wide Jan-17 141.1 18 ERJ 175 LR N248NN 17000630 Regional Feb-17 29.9 19 ERJ 175 LR N249NN 17000634 Regional Mar-17 29.9 20 ERJ 175 LR N250NN 17000635 Regional Mar-17 29.9 21 ERJ 175 LR N251NN 17000641 Regional Apr-17 29.9 22 ERJ 175 LR N252NN 17000642 Regional Apr-17 29.9 23 ERJ 175 LR N253NN 17000649 Regional May-17 30.0 24 ERJ 175 LR N254NN 17000650 Regional May-17 30.0 Total $1,412.7 1 Appraised value equals the lesser of the mean and median (“LMM”) of the base values of the aircraft as appraised by Aircraft Information Services, Inc. (“AISI”), BK Associates, Inc. (“BK”) and Morten Beyer & Agnew, Inc. (“mba”) as of December 2016. 9

2017-1 EETC Collateral Observations • New1 collateral all scheduled to be delivered to American between January and May 2017 • Collateral pool is representative of American’s go-forward, long-haul and short-haul fleet strategy Body Type2 Aircraft Type2 Regional ERJ 175 LR 14.8% 14.8% 10.0% 39.1% A321-231S B787-9 49.5% Narrow 35.7% Wide 25.7% 10.4% B787-8 B737-800 1 January 2017 aircraft that deliver prior to the Closing Date are assumed new for calculation purposes. 2 Based on the LMM of the base values of the aircraft as appraised by AISI, BK and mba as of December 2016. 10

Airbus A321-200 The Airbus A321 has wide market appeal • The Airbus A321 (ceo and neo) is the best-selling aircraft in its class with 3,109 net orders and 1,413 deliveries —Increasingly popular aircraft in the 180- to 230-seat category —Benefits from airlines up-gauging as it has lower seat-mile costs than 150-seaters —Provides more capacity at slot-constrained airports • Large single-aisle aircraft with deep and well established base of 87 A321-200ceo operators, outperforming the Boeing competitor (737-900ER) in terms of fleet size, order growth and total backlog • The Airbus A321-200 aircraft included in the collateral feature sharklets, which are a valuable addition —Most aircraft equipped with sharklets have a higher MTOW and higher spec engine —Sharklets increase payload / range, allowing for US transcontinental capability, and making it a better 757 replacement —Sharklets wingtip upgrade improves fuel burn Top 5 Operators & Lessors (In Service / On Order)1 A321-2002 Key Statistics Operators # of Aircraft 1 American Airlines 219 Firm Orders 1,733 2 China Southern Airlines 88 3 Delta Air Lines 82 4 Turkish Airlines (THY) 66 # Delivered 1,413 5 Lufthansa 64 Total 519 # Backlog 320 Lessors # of Aircraft 1 AerCap (ILFC) 156 2 Air Lease 145 # In Service 1,396 3 GECAS 69 4 BOC Aviation 67 5 CIT Aerospace 34 # of Current Operators 87 Total 471 Source: American Airlines; Airbus as of November 30, 2016. 1 A321-200ceo and A321-200neo. 2 A321-200ceo. 11

Boeing 737-800 • The B737-800 has the largest fleet of the B737 Next Generation Range of Boeing 737-800 variants with over 4,000 active aircraft, 748 currently on order as of November 2016, and over 200 operators • Today, the 737-800 is the workhorse of the American fleet, accounting for over 30% of domestic available seat miles • Over the last decade, the 737-800 has replaced the MD-80 as the backbone of the American fleet • The 737-800 operates out of every legacy American hub to most major spokes and also accounts for a significant portion of hub-to-hub flying ? In addition, this aircraft type is used for flights to Central America, the Caribbean, and the northern rim of South America Growth of 737-800 aircraft in American’s fleet1,2 264 284 304 304 246 195 226 169 152 2010 2011 2012 2013 2014 2015 2016 2017 2018 Source: American Airlines; AISI September 2016; Boeing, as of November 30 , 2016. 1 Data shown for 2017 and 2018 are projections. 2 American Airlines has an additional 100 Boeing 737 MAX on order. 12

Boeing 787 The Boeing 787 is the new benchmark in the long-haul widebody market • With a predicted demand of over 5,000 small widebody jetliners over the next 20 years, the Boeing 787 is well positioned to become the benchmark product in a growing sector of the industry —The Boeing 787 family has amassed 1,200+ sales with a robust backlog of over 720 aircraft from 50+ customers —The Boeing 787-9 and -10 are expected to be the most popular variants over time • With its new all-composite fuselage, the Boeing 787 delivers up to 20% better fuel burn than the Boeing 767 —Enables American to serve city pairs previously not accessible with the Boeing 767-300ER aircraft • Recent widebody market weakness has been concentrated in specific types / variants (e.g. Rolls-powered A340s, 747s and certain A330s); high quality in-demand widebodies, such as Boeing 787s, have shown resilience 1 Boeing 787-8 Key Statistics Top 5 Operators & Lessors (In Service / On Order) Firm Orders 431 Operators # of Aircraft # Delivered 320 1 ANA—All Nippon Airways 83 # Backlog 111 2 Etihad Airways 71 3 Qatar Airways 60 4 Boeing 787-9 Key Statistics United Airlines 49 Firm Orders 625 5 Japan Airlines 45 Total 308 # Delivered 169 Lessors # of Aircraft # Backlog 456 1 AerCap (ILFC) 74 2 Air Lease 46 Boeing 787-10 Key Statistics 3 CIT Aerospace 20 Firm Orders 154 4 GECAS 10 # Delivered 0 5 ALAFCO 8 Total 158 # Backlog 154 Sources: American Airlines; Boeing, as of November 30, 2016. 1 Applicable to 787-8, 787-9 and 787-10 aircraft. 13

Embraer ERJ 175 The Embraer ERJ 175 demand is strong • In-service fleet of over 550 aircraft, backlog of over 220 1 Top 5 Operators & Lessors (In Service / On Order) • Demand for Embraer ERJ 175 aircraft has been strong as major U.S. airlines placed significant new orders and contracts Operators # of Aircraft for 76-seaters to replace 50-seaters, as a result of new scope 1 SkyWest Airlines 209 clause agreements 2 Republic Airlines 185 3 Compass Airlines 62 • The Embraer ERJ 175 regional jet allows American to serve 4 Mesa Airlines 48 smaller or frequency driven markets while maintaining the 5 Horizon Air 33 level of product their customers have come to expect, Total 537 including a First Class cabin, Main Cabin Extra seating, inflight Lessors # of Aircraft Wi-Fi and full-size overhead bins 1 GECAS 30 • The Embraer ERJ 175 offers mainline jet comfort thanks to its 2 Nordic Aviation Capital 24 double bubble design 3 CIT Aerospace 4 —Most cabin volume per seat 4 Air Lease 3 5 ECC Leasing 3 —Large eye-level windows are 30% larger than those on Total 64 similar aircraft —Widest aisle and seat in its category Range of Embraer ERJ 175 —Four-abreast seating, allowing easy access to seats and overhead bins, no middle seats and fast boarding and deplaning —Generous headroom —Overhead bins accommodate roll-on bags up to 24“x16“x10” —Superior ground service access and baggage handling —Expanded width of the lower oval boosts checked baggage and revenue-generating cargo capacity Sources: American Airlines; Embraer, as of November 30, 2016. 1 Embraer ERJ 170/175 aircraft. 14

Fleet Replacement Plan • American recently announced a deferral of its A350 deliveries, reducing capital expenditures in 2017 and 2018 Future fleet deliveries 2017 2018 2019 Beyond 2019 Total A320 Family / Neo 20—25 75 120 A350-900—2 5 15 22 B737-800 / Max 24 16 20 60 120 B787 Family 13 8 — 21 Mainline Total 57 26 50 150 283 ERJ 175 12 ——12 Regional Total 12 ——12 Source: American Airlines, Inc. September 30, 2016 SEC Form 10-Q. Note: New aircraft deliveries by type. Regional inductions include aircraft owned by third party operators. 15

Fleet Replacement Plan • The Company has one of the youngest fleets in the industry Average Fleet Age 18 16.8 yrs 16.6 yrs 16 14.0 yrs 14.4 yrs 14 Years 13.3 yrs 12 10.4 yrs 10.4 yrs 10 9.8 yrs 8 2012 2013 2014 2015 2016E 2017E Source: SEC Form 10-K and Ascend Fleets database; projected data based on internal Industry fleet plan outlook estimates. 16